UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Osisko Mining Corporation

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Canada (Federal)

(Jurisdiction of Subject Company’s Incorporation or Organization)

Goldcorp Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

688278100

(CUSIP Number of Class of Securities (if applicable))

Anna M. Tudela

Vice President, Regulatory Affairs and Corporate Secretary

Goldcorp Inc.

Suite 3400, Park Place, 666 Burrard Street

Vancouver, British Columbia V6C 2X8

with a copy to:

David S. Stone, Esq.

Neal, Gerber & Eisenberg LLP

2 North LaSalle Street, Suite 1700

Chicago, Illinois 60602

312-269-8411

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

January 14, 2014

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit 1.1*	Offer to Purchase all of the outstanding common shares of Osisko Mining Corporation by Goldcorp Inc. and Circular, dated January 14, 2014

Exhibit 1.2*	Form of Letter of Transmittal

Exhibit 1.3*	Form of Notice of Guaranteed Delivery

Exhibit 1.4*	Form of Notice of Offer to Purchase all of the outstanding common shares of Osisko Mining Corporation by Goldcorp Inc.

Exhibit 1.5	Notice of Extension dated February 18, 2014

*	Previously furnished to the Securities and Exchange Commission as an exhibit to Goldcorp Inc.’s Form CB dated January 14, 2014.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the United States Securities Act of 1933, as amended, has been included in the Circular described in Exhibit 1.1 under the heading “Notice to Shareholders in the United States”.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 2.1*	Annual Information Form of Goldcorp Inc. for the financial year ended December 31, 2012 (incorporated by reference from Exhibit 99.1 to Goldcorp Inc.’s Annual Report on Form 40-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 1, 2013)

Exhibit 2.2*	Audited consolidated financial statements of Goldcorp Inc., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of earnings, comprehensive income, cash flows and changes in equity as at and for the years ended December 31, 2012 and December 31, 2011, and the Report of the Independent Registered Chartered Accountants thereon and the related notes to the consolidated financial statements thereto (incorporated by reference from Exhibit 99.3 to Goldcorp Inc.’s Annual Report on Form 40-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 1, 2013)

Exhibit 2.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldcorp Inc. for the financial year ended December 31, 2012 (incorporated by reference from Exhibit 99.2 to Goldcorp Inc.’s Annual Report on Form 40-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on March 1, 2013)

Exhibit 2.4*	Unaudited condensed interim consolidated statements of earnings, comprehensive income, cash flows and changes in equity for the three and nine months ended September 30, 2013, together with the notes thereto, of Goldcorp Inc. (incorporated by reference to Exhibit 99.2 to Goldcorp Inc.’s Report on Form 6-K for October 2013, as filed with the Securities and Exchange Commission on October 24, 2013)

Exhibit 2.5*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldcorp Inc. as at and for the three and nine months ended September 30, 2013 (incorporated by reference from Exhibit 99.1 to Goldcorp Inc.’s Report on Form 6-K for October 2013, as filed with the Securities and Exchange Commission on October 24, 2013)

Exhibit 2.6*	Management Information Circular of Goldcorp Inc. dated March 18, 2013 (incorporated by reference from Exhibit 99.1 to Goldcorp Inc.’s Report on Form 6-K for April 2013, as filed with the Securities and Exchange Commission on April 2, 2013)

Exhibit 2.7*	Material Change Report of Goldcorp Inc. filed on May 17, 2013 (incorporated by reference from Exhibit 99.1 to Goldcorp Inc.’s Report on Form 6-K for May 2013, furnished to the Securities and Exchange Commission on May 17, 2013)

Exhibit 2.8*	Material Change Report of Goldcorp Inc. filed on March 22, 2013 (incorporated by reference from Exhibit 99.1 to Goldcorp Inc.’s Report on Form 6-K for March 2013, furnished to the Securities and Exchange Commission on March 25, 2013)

Exhibit 2.9*	Material Change Report of Goldcorp Inc. filed on January 8, 2014 (incorporated by reference from Exhibit 99.4 to Goldcorp Inc.’s Report on Form 6-K for January 2014, furnished to the Securities and Exchange Commission on January 9, 2014)

*	Previously furnished to the Securities and Exchange Commission as an exhibit to Goldcorp Inc.’s Form CB dated January 14, 2014.

PART III – CONSENT TO SERVICE OF PROCESS

Goldcorp Inc. filed a written irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission concurrently with the furnishing of the Form CB filed on January 14, 2014.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.

Date: February 18, 2014	By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Vice President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description of Furnished Exhibit

1.1*	Offer to Purchase all of the outstanding common shares of Osisko Mining Corporation by Goldcorp Inc. and Circular, dated January 14, 2014

1.2*	Form of Letter of Transmittal

1.3*	Form of Notice of Guaranteed Delivery

1.4*	Form of Notice of Offer to Purchase all of the outstanding common shares of Osisko Mining Corporation by Goldcorp Inc.

1.5†	Notice of Extension dated February 18, 2014

2.1*	Annual Information Form of Goldcorp Inc. for the financial year ended December 31, 2012 (incorporated herein by reference to Exhibit 99.1 of Goldcorp Inc.’s Form 40-F, filed with the U.S. Securities and Exchange Commission on March 1, 2013)

2.2*	Audited consolidated financial statements of Goldcorp Inc., which comprise the consolidated balance sheets as at December 31, 2012 and December 31, 2011, and the consolidated statements of earnings, comprehensive income, cash flows and changes in equity for the years ended December 31, 2012 and December 31, 2011, and the Report of the Independent Registered Chartered Accountants thereon and the related notes to the consolidated financial statements thereto (incorporated herein by reference to Exhibit 99.3 of Goldcorp Inc.’s Form 40-F, as filed with the U.S. Securities and Exchange Commission on March 1, 2013)

2.3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldcorp Inc. for the financial year ended December 31, 2012 (incorporated herein by reference to Exhibit 99.2 of Goldcorp Inc.’s Form 40-F, as filed with the U.S. Securities and Exchange Commission on March 1, 2013)

2.4*	Unaudited condensed interim consolidated statements of earnings, comprehensive income, cash flows and changes in equity for the three and nine months ended September 30, 2013, together with the notes thereto, of Goldcorp Inc. (incorporated herein by reference to Exhibit 99.2 of Goldcorp Inc.’s Form 6-K, as filed with the U.S. Securities and Exchange Commission on October 24, 2013)

2.5*	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Goldcorp Inc. for the three and nine months ended September 30, 2013 (incorporated herein by reference to Exhibit 99.1 of Goldcorp Inc.’s Form 6-K, as filed with the U.S. Securities and Exchange Commission on October 24, 2013)

2.6*	Management Information Circular of Goldcorp Inc. dated March 18, 2013 (incorporated herein by reference to Exhibit 99.1 of Goldcorp Inc.’s Form 6-K, as filed with the U.S. Securities and Exchange Commission on April 2, 2013)

2.7*	Material Change Report of Goldcorp Inc. filed on May 17, 2013 (incorporated herein by reference to Exhibit 99.1 of Goldcorp Inc.’s Form 6-K, furnished to the U.S. Securities and Exchange Commission on May 17, 2013)

2.8*	Material Change Report of Goldcorp Inc. filed on March 22, 2013 (incorporated herein by reference to Exhibit 99.4 of Goldcorp Inc.’s Form 6-K, furnished to the U.S. Securities and Exchange Commission on March 25, 2013)

2.9*	Material Change Report of Goldcorp Inc. filed on January 8, 2014 (incorporated by reference from Exhibit 99.4 to Goldcorp Inc.’s Report on Form 6-K for January 2014, furnished to the Securities and Exchange Commission on January 9, 2014)

*	Previously furnished to the Securities and Exchange Commission as an exhibit to Goldcorp Inc.’s Form CB dated January 14, 2014.
†	Furnished herewith.

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